Exhibit 99.4

Reconciliation of Certain Non-GAAP Financial Measures

We periodically review the following key non-GAAP measures to evaluate our business and trends, measure our performance, prepare financial projections and make strategic decisions.

EBITDA and Adjusted EBITDA

Included in this presentation are discussions and reconciliations of earnings before interest, income tax and depreciation and amortization (“EBITDA”) and EBITDA adjusted for certain non-cash, non-recurring or non-core expenses (“Adjusted EBITDA”) to net income in accordance with GAAP. Adjusted EBITDA excludes certain non-cash and other expenses, certain legal services costs, professional and consulting fees and expenses, and one-time Reverse Merger and Recapitalization expenses and certain adjustments. We believe that these non-GAAP measures illustrate the underlying financial and business trends relating to our results of operations and comparability between current and prior periods. We also use these non-GAAP measures to establish and monitor operational goals.

These non-GAAP measures are not in accordance with, or an alternative to, GAAP and should be considered in addition to, and not as a substitute or superior to, the other measures of financial performance prepared in accordance with GAAP. Using only the non-GAAP financial measures, particularly Adjusted EBITDA, to analyze our performance would have material limitations because such calculations are based on a subjective determination regarding the nature and classification of events and circumstances that investors may find significant. We compensate for these limitations by presenting both the GAAP and non-GAAP measures of our operating results. Although other companies may report measures entitled “Adjusted EBITDA” or similar in nature, numerous methods may exist for calculating a company’s Adjusted EBITDA or similar measures. As a result, the methods that we use to calculate Adjusted EBITDA may differ from the methods used by other companies to calculate their non-GAAP measures.

The reconciliations of EBITDA, Adjusted EBITDA to net (loss) income, the most directly comparable financial measure calculated and presented in accordance with GAAP, are shown in the table below:

	Peck	Sunworks
Reconciliation to adjusted EBITDA
Net loss	$(0.4)	$(9.2)
Depreciation and amortization	0.6	1.2
Stock-based compensation	-	0.4
Interest expense	0.2	0.9
Income tax expense	1.1	-
EBITDA	1.5	(6.7)
Other costs (1)	0.3	1.7
Adjusted EBITDA	$1.8	$(5.0)

(1)	Other costs consist of one-time expenses of multiple year financial audits and other legal and professional fees associated with the Reverse Merger and Recapitalization. Prior to the Reverse Merger and Recapitalization, the Company did not require annual financial statement audits. As part of the preparation for being a publicly traded entity, the Company was required to undergo financial statement audit for the years ended December 31, 2017. The cost of this expense is included in other costs.